Exhibit 99.1

Claude Resources Inc. Conference Call Details for the 2011 Financial and Operating Results

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, March 26, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) plans to release the 2011 Financial and Operating Results during market hours on March 30, 2012. In addition, the Company will host a conference call and webcast on April 2, 2012 at 11:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-888-231-8191.  A replay will be available until April 9, 2012 at 11:59 PM ET by calling 1-855-859-2056 and entering the password 57187984.

To listen and view the webcast, please enter: http://www.newswire.ca/en/webcast/detail/928383/992011 in your web browser.

CNW's webcast of earnings calls is consistent with Investment Industry Regulatory Organization of Canada (IIROC) objectives of providing investors with material information broadly and quickly.

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also has a 100 percent working interest in the Amisk Gold Project in northeastern Saskatchewan and owns 100 percent of the 10,000 acre Madsen Property located in the Red Lake gold camp of northwestern Ontario.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 13:48e 26-MAR-12